Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179687

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus Dated June 13, 2012)

29,174,957 Shares of Common Stock

This prospectus supplement no. 5 supplements the prospectus dated June 13, 2012, relating to the offering of up to 29,174,957 shares of our common stock that were issued to selling stockholders in connection with a recapitalization of Dune Energy, Inc.’s capital structure.

This prospectus supplement incorporates into our prospectus the information contained in our attached current reports on Form 8-K, which were filed with the Securities and Exchange Commission on December 27, 2012 and January 9, 2013 respectively.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTC Bulletin Board under the symbol “DUNR.” On January 8, 2013, the closing price of our common stock on the bulletin board was $1.64.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2012

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

On December 27, 2012, Dune Energy, Inc. (the “Company”) issued a press release describing its recently completed equity financing. A copy of the press release dated December 27, 2012 is attached hereto and is incorporated by reference herein.

The information included in this Item 7.01 and in Exhibit 99.1 to this Current Report on Form 8-K shall not be deemed “filed” for the purposes of or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless expressly incorporated into a filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act made after the date hereof, the information contained in this Item 7.01 and in Exhibit 99.1 hereto shall not be incorporated by reference into any of our filings, whether made before or after the date hereof, regardless of any general incorporation language in any such filing.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated December 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: December 27, 2012	By:	/s/ James A. Watt
	Name:	James A. Watt
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 27, 2012.

Exhibit 99.1

News Release

For Immediate Release

Investor Contact:

Steven J. Craig

Sr. Vice President Investor Relations and Administration

713-229-6300

DUNE ENERGY ANNOUNCES SALE OF 18.8 MILLION COMMON SHARES AT $1.60 PER SHARE TO RAISE $30 MILLION OF NEW EQUITY CAPITAL

Houston, Texas, December 27, 2012—Dune Energy, Inc. (OTCBB:DUNR) today announced it has entered into an agreement with each of its major shareholders to sell 18,749,997 new shares of common stock at $1.60 per share for total proceeds of $30 Million to be used to fund working capital for the company’s planned 2013 drilling program. Including this issuance of common stock, there are currently approximately 59 million shares outstanding. Subject to certain conditions or upon the occurrence of certain events, Dune may issue and the major shareholders may purchase up to an additional 12.5 million shares of common stock in two equal tranches, also at $1.60 per share.

Summary Terms

Each of the company’s major shareholders, who collectively hold approximately 93% of the outstanding shares of the company prior to the agreement, participated in the sale on a pro-rata basis as to their interest prior to the issuance of the new common stock. Under the terms of the agreement the company may issue up to 31,250,000 shares at $1.60 per share prior to December 31, 2013. The initial issuance on December 21, 2012 was for a cash consideration of $30 million and, depending on Dune’s satisfaction of certain performance conditions relating to its drilling program, it may make up to two additional cash draws of $10 million each at the $1.60 per share price. Total consideration to the company, assuming all conditions of the program are achieved and additional draws made would be $50 million.

In the financing, each of the investors received a “Preemptive Right” to purchase such investor’s pro rata percentage of new stock or new debt financings (excluding certain reserve based revolver financings) undertaken by Dune, on substantially the same terms as offered to any outside investor. At the expiration of the term of the agreement or upon a change of control of Dune, the investors can elect to draw down the remaining shares in the program by paying to the company $1.60 per share for any shares remaining under the initial 31,250,000 shares allocated for issuance pursuant to the agreement.

In connection with the financing, Dune received the right, but not the obligation, to offer Dune’s non-participating shareholders the option to make a one-time proportional purchase of the Company’s Common Stock at a purchase price of $1.60 per share. The company is also obligated to file a Shelf Registration Statement within 30 days of the closing of this agreement. The full agreement and the Registration Rights Agreement have been filed as exhibits to an 8-K, for the company dated December 26, 2012.

Information Provided to Major Shareholders

During the negotiation of this agreement, all major shareholders reviewed certain information pursuant to the terms of confidentiality agreements. The information provided the investors was based on the Company’s June 2012 DeGolyer and MacNaughton reserve report, material aspects of which were disclosed in a company press release of August 8, 2012 and an 8-K of the same date, and reflect various Company forecasts about potential operating results based on assumptions regarding the amount and timing of capital infusions. These assumptions varied materially from the terms of the financing. Additionally the investors were provided company projections associated with the Garden Island Bay intermediate level drilling program as described more fully on the company’s web site. Such projections showed the full potential of each project within the Company’s portfolio of drilling opportunities without regard to risk, capital allocation or specific timing considerations.

Operations Update

The following contains updated information concerning the Company’s operations that was provided to the investors in connection with the financing, but which has not yet been publicly released;

In October of 2012, the Company commenced the non-operated drilling program within the Leeville field as described in prior releases. To date two wells have been cased and a third well will be cased in the next few days. All three wells have apparent hydrocarbon pays by log analysis. Dune has a 40% working interest in these wells. It is anticipated that the operator will commence completion operations on these wells in January of 2013. Additionally, the approximately 20,500 foot exploratory well at Leeville, the SL #20783, in which Dune has a 20% working interest should spud in January of 2013. Dune anticipates moving a drilling rig into the Garden Island Bay field in mid-January for recompletion work along with drilling the “Kappa” PUD development location and the “Epsilon” intermediate level exploratory test. The Company is in the process of developing a full capital and expense budget for 2013 and beyond incorporating this new liquidity in a drilling program across the Company’s assets. When complete and approved by the Board of Directors, such budget and resultant guidance will be communicated to all shareholders.

James A. Watt, President and Chief Executive Officer of the Company commented, “We are very pleased that our major investors recognized the potential of our asset base and made a significant financial commitment to investing in our drilling program. The increased liquidity associated with this investment will allow us to initiate a program to more fully evaluate the upside potential of our assets.”

Click here for more information: http://www.duneenergy.com/news.html?b=1683&1=1

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.’s projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company’s projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Dune’s Annual report on Form 10-K filed with the U.S. Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 8, 2013

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On January 8, 2013, Stephen P. Kovacs submitted his resignation from the Board of Directors of Dune Energy, Inc. (the “Company”), to be immediately effective, and informed the Company that he did not wish to be considered for nomination to the Board of Directors of the Company at the next annual meeting of stockholders of the Company. Mr. Kovacs is not resigning because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. A copy of Mr. Kovacs resignation letter to the Company is attached as Exhibit 10.1 to this Form 8-K and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Resignation Letter delivered by Stephen Kovacs to Dune Energy, Inc. on January 8, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: January 9, 2013	By:	/s/ James A. Watt
	Name:	James A. Watt
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Resignation Letter delivered by Stephen Kovacs to Dune Energy, Inc. on January 8, 2013

Exhibit 10.1

January 8, 2013

Dune Energy

Robert A. Schmitz

Chairman of the Board

777 Walker Street

Houston, TX 77002

Mr. Chairman:

I hereby confirm I am resigning from the Board of Dune Energy, Inc., and all committees thereof upon which I serve. I further confirm this resignation is not related to any disagreement with the Company regarding its operations, policies or practices.

Best Regards,

Stephen P. Kovacs

Cc:	James Watt
Frank Smith